Filed Pursuant to Rule 424(b)(3)
Registration No. 333-123859
PROSPECTUS SUPPLEMENT
(to prospectus dated June 6, 2005)

$125,000,000

AudioCodes Ltd.

2.00% Senior Convertible Notes due 2024

and

Ordinary Shares Issuable Upon Conversion of the Notes

This prospectus supplement supplements the prospectus dated June 6, 2005 (the “prospectus”) of AudioCodes Ltd. relating to the resale by certain of our securityholders or by their transferees, pledgees, donees or other successors (the “selling securityholders”) of up to $125,000,000 aggregate principal amount of our 2.00% Senior Convertible Notes due 2024 and our ordinary shares issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

SELLING SECURITYHOLDERS

Set forth below, among other things, is the name and address of selling securityholders who were not identified in the prospectus and selling securityholders who were identified in the prospectus for whom the information set forth in the prospectus has changed, the principal amount of the notes beneficially owned by and that may be offered by such selling securityholders pursuant to the prospectus and the number of ordinary shares into which the notes owned by such selling securityholders are convertible. All information concerning beneficial ownership is based upon information provided to us by the selling securityholders. The table of selling securityholders appearing under the heading “Selling Securityholders” in the prospectus is hereby amended to include the selling securityholders named below and to amend the information provided for “Radcliffe SPC, Ltd., f/b/o the Class A Convertible Crossover Segregated Portfolio.”

Name and Address of Selling Securityholder	Aggregate Principal Amount of Notes Beneficially Owned That May Be Offered For Resale	Percentage of Outstanding Notes Beneficially Owned Prior to Any Resale(1)	Percentage of Outstanding Notes Beneficially Owned if All Notes That May Be Offered Hereby are Resold(1)	Ordinary Shares Beneficially Owned Upon Conversion of the Notes That May Be Offered for Resale(2)	Percentage of Equity Capital Beneficially Owned Prior to Any Resale(2)(3)	Ordinary Shares Beneficially Owned if All Ordinary Shares That May Be Offered Hereby are Resold	Percentage of Ordinary Shares Beneficially Owned if All Ordinary Shares That May Be Offered Hereby are Resold
Aloha Airlines Non Pilots Pension Trust(4) c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd, Suite 900 Los Angeles, CA 90024	$20,000	0.02%	—	1,068	*	0	—
Attorney’s Title Insurance Fund(4) c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd, Suite 900 Los Angeles, CA 90024	$75,000	0.06%	—	4,008	*	0	—
Boilermakers Blacksmith Pension Trust(4) c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd, Suite 900 Los Angeles, CA 90024	$2,310,000	1.85%	—	123,463	*	0	—
C&H Sugar Company Inc.(4) c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024	$75,000	0.06%	—	4,008	*	0	—
DBAG London(5) 1241 Avenue of the Americas, 26th Floor Mail Stop NYC07-2638, New York, NY 10020	$2,750,000	2.20%	—	146,980	*	0	—
Delta Airlines Master Trust(4) c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd, Suite 900 Los Angeles, CA 90024	$385,000	0.31%	—	20,577	*	0	—
Duke Endowment(4) c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd, Suite 900 Los Angeles, CA 90024	$385,000	0.31%	—	20,577	*	0	—
Florida Power and Light Group Employee Pension Plan(6) c/o Palisade Capital Management, LLC 1 Bridge Plaza, Suite 695 Fort Lee, NJ 07024	$435,000	0.35%	—	23,249	*	0	—
Franklin and Marshall College(6) c/o Palisade Capital Management, LLC 1 Bridge Plaza, Suite 695 Fort Lee, NJ 07024	$140,000	0.11%	—	7,482	*	0	—
Hawaiian Airlines Employees Pension Plan IAM(4) c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd, Suite 900 Los Angeles, CA 90024	$25,000	0.02%	—	1,336	*	0	—
Hawaiian Airlines Pension Plan for Salaried Employees(4) c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd, Suite 900 Los Angeles, CA 90024	$5,000	(7)	—	267	*	0	—
Hawaiian Airlines Pilots Retirement Plan(4) c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd, Suite 900 Los Angeles, CA 90024	$80,000	0.06%	—	4,275	*	0	—
Rampart Enhanced Convertible Investors, LLC(6) c/o Palisade Capital Management, LLC 1 Bridge Plaza, Suite 695 Fort Lee, NJ 07024	$470,000	0.38%	—	25,120	*	0	—
Radcliffe SPC, Ltd., f/b/o the Class A Convertible Crossover Segregated Portfolio(8) c/o RG Capital Management, L.P. 3 Bala Plaza East, Suite 501, Bala Cynwyd, PA 19004	$6,500,000	5.20%	—	347,408	*	0	—
Southern Farm Bureau Life Insurance(4) c/o Froley Revy Investment Co. Inc. 10900 Wilshire Blvd, Suite 900 Los Angeles, CA 90024	$690,000	0.55%	—	36,878	*	0	—
The Estate of James Campbell(9) 357 N. Canon Dr., Beverly Hills, CA 90210	$1,000,000	0.80%	—	53,447	*	0	—
Virginia Retirement System (10) c/oOaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071 Attn: Anthony Carpenter	$2,000,000	1.60%	—	106,894	*	0	—
________________
* Less than 1%.
(1) Assumes $125,000,000 aggregate principal amount of notes outstanding.
(2) Assumes conversion of all of the holder’s notes at a conversion rate of 53.4474 ordinary shares per $1,000 principal amount of notes. This conversion rate will be subject to adjustment as described in the prospectus in the section entitled “Description of Notes—Conversion Rights.” As a result, the number of ordinary shares issuable upon conversion of the notes may increase or decrease in the future.
(3) Includes ordinary shares issuable upon conversion of the notes beneficially owned by the selling securityholder, as reflected in the fifth column of this table. Calculated based on Rule 13d-3(d)(1) of the Exchange Act, assuming 40,154,705 ordinary shares outstanding as of March 31, 2005.
(4) Ann Houlihan is the controlling person of the selling securityholder.
(5) Patrick Corrigan is the controlling person of the selling securityholder. The selling securityholder is an affiliate of Deutsche Bank Securities Inc., a registered broker-dealer.
(6) Palisade Capital Management, LLC acts as investment advisor to the selling securityholder. Jack Feiler, the chief investment officer of Palisade Capital Management, LLC, has sole voting and dispositive power over the notes beneficially owned by the selling securityholder.
(7) Less than 0.01%.
(8) Pursuant to an investment management agreement, RG Capital Management, L.P. ("RG Capital") serves as the investment manager of Radcliffe SPC, Ltd.'s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC ("Management") is the general partner is RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.
(9) SSI Investment Management has voting and dispositive power over the notes beneficially owned by the selling securityholder.
(10) Oaktree Capital Management, LLC acts as investment manager of the selling securityholder. Andrew Watts, a managing director of Oaktree Capital Management, LLC has sole voting and dispositive power over the notes beneficially owned by the selling securityholder.

The date of this prospectus supplement is July 12, 2005